June 29, 2016

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:          Bristol-Myers Squibb Company
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 12, 2016
File No. 001-01136

Dear Mr. Rosenberg:

 We have received the comment letter (the “Comment Letter”) dated June 20, 2016, regarding the comment of the staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2015.  We are submitting this letter to confirm our conversation with your colleague, Ibolya Ignat, earlier today regarding the timing of our response to your comment.  As discussed with Ms. Ignat, we anticipate providing a complete response by July 19, 2016.

Sincerely,

/s/ Katherine R. Kelly

Katherine R. Kelly
Associate General Counsel &
Corporate Secretary